Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Gold Receives Mongolian Mining Licences

     VANCOUVER, Oct. 26 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") announces that its application for conversion of the Shivee Tolgoi and Javhlant exploration concessions to mining licences has been approved by the Mineral Resources Authority of Mongolia and the licences have been received. The eastern portion of the Shivee Tolgoi licence and the entire Javhlant licence are subject to a joint venture with
Ivanhoe Mines Ltd., through its subsidiary, Ivanhoe Mines Mongolia Inc. LLC
(TSX: IVN; NYSE: IVN; NASDAQ: IVN - collectively "Ivanhoe Mines"). Mining licences have a 30 year term with two renewals of 20 years each possible.
     Greg Crowe, President and CEO of Entree stated: "The granting of the mining licences provides the long term security necessary for Entree and its joint venture partner, Ivanhoe Mines, to advance the known deposits at Oyu
Tolgoi through development to production. It also provides sufficient time for testing the potential along strike extensions to Entree's Hugo North Extension and Heruga deposits and for the diligent and systematic exploration of other copper, gold and molybdenum prospects. The granting of these mining licenses represents a pivotal moment in the advancement of our Mongolian assets."
     Shivee Tolgoi (54,760 hectares) and Javhlant (20,346 hectares) completely surround Ivanhoe Mines' Oyu Tolgoi mining licence. Conversion of these licences has now consolidated a sizeable land position upon which the Oyu
Tolgoi mining complex will be established.
     Title to the portion of the Shivee Tolgoi licence outside of the joint venture ("Shivee Tolgoi West") is 100% owned by Entree LLC, the Company's
Mongolian subsidiary. The Company believes that further exploration is warranted on Shivee Tolgoi West, which covers over 35,000 hectares, to identify additional mineralization which could be processed through the Oyu
Tolgoi facilities.
     Successful conversion of these exploration licences to mining licences was a condition precedent to the Investment Agreement signed between Ivanhoe
Mines, our largest shareholder Rio Tinto (NYSE: RTP; LSE: RIO.L; ASX: RIO.AX)
and the Mongolian government on October 06, 2009. These mining licences are contained within the Contract Area covered by the Investment Agreement. Under the terms of the Entree-Ivanhoe Mines joint venture, Entree retains either a
20% or 30% carried interest on these licences, dependent on the depth of mineralization.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds two mining licences and one exploration licence comprising the 179,590 hectare Lookout Hill property. Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo
Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
     The Company continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr. Entree is also evaluating new opportunities throughout the region and elsewhere in Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under agreements with Empirical Discovery
LLC, in Nevada through option agreements with HoneyBadger Exploration Inc. and
Bronco Creek Exploration Inc. and in British Columbia through an agreement with Taiga Consultants Ltd.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$40 million, the Company is well funded for future activities.
     Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 15% and 16% of issued and outstanding shares respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. Such statements include those relating to the development of the Oyu Tolgoi project and the conversion of the Shivee Tolgoi and Javlant exploration licence to mining licences. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates, Corporate Communications, Entree Gold Inc.,
Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail: poates(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 08:49e 26-OCT-09